

February 26, 2014

Via E-mail
Thomas M. Belk, Jr.
Chairman of the Board and Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

> **Re:** **Belk, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 17, 2013**
> **Response dated February 11, 2014**
> **File No. 000-26207**

Dear Mr. Belk:

We have reviewed your response dated February 11, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended February 2, 2013 and January 28, 2012, page 17

1. We note your response to comment 1 in our letter dated January 30, 2014. Although we agree that the change in comparable store sales is a useful metric for investors, you do not explain the reasons why comparable store sales increased. Accordingly, please revise future filings to provide substantive explanations of why comparable store sales increased or decreased. We also note in your response that you believe cost of goods sold and

SG&A expense as a percentage of revenues are meaningful metrics for investors and you provide your basis for this belief, such as that payroll and advertising are planned and managed as a percentage of revenues. Since the information included in your response provides insight as to how management views and directs the business, please disclose similar information in future filings or tell us why such disclosures would not be beneficial to investors. In your response, please provide us with what your proposed disclosure would have looked like for the periods presented.

Item 15. Exhibits and Financial Statement Schedules, page 60

2. We note your response to comment 3 in our letter dated January 30, 2014 and your disclosure on page 60 that all Schedule II information has been omitted because the required information is shown in the financial statements or the notes thereto or considered to be immaterial. Please tell us your qualitative and quantitative considerations in determining that your valuation and qualifying account rollforwards were not required to be presented. Please specifically tell us why you have not included your sales returns allowance and, in doing so, provide us with a rollforward of this allowance on a gross basis.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief